EXHIBIT 99.6

CONSOLIDATED MERCANTILE INCORPORATED
9th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com Toll Free (Canada and U.S.) 1-800-564-6253 International 1-514-982-7555

 TAX ID CERTIFIED

TOTAL COMMON SHARES

CONSOLIDATED MERCANTILE INCORPORATED - LETTER OF TRANSMITTAL

TO: COMPUTERSHARE INVESTOR SERVICES INC. ("COMPUTERSHARE")
The undersigned represents and warrants that: (i) the undersigned is the registered holder of the common shares ("Shares") of Consolidated Mercantile Incorporated (“CMI”) represented by the certificate(s) listed below; (ii) such share certificate(s) delivered herewith are owned by the undersigned free and clear of any hypothecations, mortgages, liens, charges, security interests, encumbrances and adverse rights or claims; (iii) the undersigned has full power and authority to execute and deliver this Letter of Transmittal and Election Form; and (iv) the undersigned has full power and authority to deposit and deliver the certificate(s) listed below. The CMI share certificates are hereby surrendered to Computershare in connection with the amalgamation (the "Amalgamation") under Section 178 of the Business Corporations Act (Ontario) involving CMI and Genterra Inc. ("Genterra") as described in the Joint Management Information Circular and Proxy Statement of CMI and Genterra dated January 14, 2010 (the “Circular”).

Pursuant to the Amalgamation, CMI and Genterra will amalgamate and continue as Genterra Capital Inc.("Amalco"). The effective date of the Amalgamation (the “Effective Date”) is anticipated to occur on or about March 1, 2010, subject to satisfaction or waiver of all conditions to the closing of the Amalgamation.

As soon as practicable after the Effective Date, by surrendering the share certificate(s) listed below together with this validly completed and duly signed Letter of Transmittal and such additional documents and instruments as Computershare may reasonably require, the undersigned will be entitled to receive in exchange therefor, and Computershare will deliver to the undersigned, a certificate representing 1 common share of Amalco ("Amalco Shares") for each one CMI Share represented by such certificate(s), which such holder has the right to receive under the Amalgamation (see instructions on the reverse of this form). Fractional Amalco Shares will not be issued. Fractional entitlements will be rounded up or down to the nearest whole number.

1. List your Consolidated Mercantile share certificates below. Locate all your certificates and attach them to the Letter of Transmittal.

Certificate Number	Number of Shares	Registered in the Name of

TOTAL

If your certificate(s) does not represent the total shares listed above and you believe the certificate(s) is/are lost, stolen, misplaced or destroyed (“loss shares”) please attach a letter outlining the circumstance of the loss shares and complete Box A – LOST CERTIFICATES on the reverse detailing the number of loss shares.

2. Signatures: Sign and date this form. The names of the registered holders are listed in the Name and Address at the top of this form.
All registered holders MUST sign exactly as the name is printed above.

Signature of Co-owner Signing Capacity___________________	Signature of Co-Owner (if more than one registered holder listed)	Signing Capacity_______________________

Daytime Phone number__________________ DD / MM / YY Date

Instructions for completing the Letter of Transmittal

1.This Letter of Transmittal should be completed, signed and returned together with the share certificate(s) representing the CMI Shares, delivered or sent by registered mail to Computershare at one of its offices listed below. The method of delivery to Computershare is at your own risk, but if mail is used, registered mail with return receipt requested, properly insured, is recommended.

2. Consolidated Mercantile Incorporated reserves the right, if it so elects, in its absolute discretion, to instruct Computershare to waive any defect or irregularity contained in any Letter of Transmittal received by it.

3. Share certificate(s) registered in the name of the person by whom (or on whose behalf) the Letter of Transmittal is signed need not be endorsed or accompanied by any share transfer power of attorney.

4. Share certificate(s) not registered in the name of the person by whom (or on whose behalf) the Letter of Transmittal is signed must be endorsed by the registered holder thereof or deposited together with a share transfer power of attorney properly completed by the registered holder. Such signature must be guaranteed by an “Eligible Institution”, or in some other manner satisfactory to Computershare

5. Additional copies of the Letter of Transmittal may be obtained from Computershare at any of its addresses listed below.

BOX A – LOST CERTIFICATE(S)
BLANKET BOND NO. 8187-38-53

The undersigned person(s) being fully sworn deposes and says that: "I am the lawful owner of the certificate(s) and the Consolidated Mercantile Incorporated Shares represented thereby. The certificate(s) has(have) not been endorsed, cashed, negotiated, transferred, assigned or otherwise disposed of. I have made a diligent search for the certificate(s) and have been unable to find it (them), and make this Affidavit for the purpose of receiving, without surrender of the certificate(s), from Computershare, a new certificate of Consolidated Mercantile Incorporated Shares representing a replacement of the above lost certificates. I hereby agree that if the certificate(s) should ever come into my hands, custody or power, I will immediately and without consideration surrender the certificate(s) to Consolidated Mercantile Incorporated Shares, as the case may be. In consideration, I agree to completely indemnify, protect and save harmless Consolidated Mercantile Incorporated, Computershare Investor Services Inc. and Computershare Trust Company of Canada ( together "Computershare"), and any other party to the transaction (each, an "Obligee"), and Computershare's insurance company, Chubb Insurance Company of Canada, from and against all losses, costs and damages, including court costs and solicitors fees, which such person(s) may be subject to or liable for in respect of the replacement of the certificate(s). The rights accruing to the Obligees under the preceding sentence shall not be limited by the negligence, inadvertence, accident, oversight or breach of any duty or obligation on the part of the Obligees or their respective officers, employees and agents, of their failure to inquire into, contest, or litigate any claim, whenever such negligence, inadvertence, accident, oversight, breach or failure occurs or has occurred. I authorize Computershare to deliver this Affidavit to Chubb Insurance Company of Canada which has underwritten a bond of indemnity to protect the foregoing parties.”

STEP 1: CALCULATE LOST CERTIFICATE BOND PREMIUM

LOST CERTIFICATE BOND    ________________ X             $0.0625     =                ________________
PREMIUM CALCULATION:           Shares Lost Total                                         Premium Due
                                                                                                                                                       (minimum CAD $20.00)

Multiply the number of Consolidated Mercantile Incorporated Shares lost by the Bond premium noted above to calculate the premium you owe. If you have Lost Certificates representing • or fewer Consolidated Mercantile Incorporated Shares, there is a minimum premium of CAD or USD $20.00. The premium is only valid until July 31, 2010 (“Expiry Date”). PLEASE MAKE YOUR MONEY ORDER CERTIFIED CHEQUE OR BANK DRAFT PAYABLE TO “COMPUTERSHARE” FOR THE BOND PREMIUM AND ENCLOSE WITH THIS AFFIDAVIT. If your request is approved, Computershare will forward the Bond premium to Chubb Insurance Company of Canada. We cannot complete without a Surety Bond. NOTE: This premium is calculated based upon each lost Consolidated Mercantile Incorporated Share, not per each lost certificate.

STEP 2: SIGNATURES OF OWNERS

All registered owners MUST sign below exactly as the name(s) appears on the front of this form. You must have your signature(s) notarized. If your lost certificate(s) is (are) part of an estate or trust, or are valued at more than CAD $250,000, please contact Computershare for additional instructions.

___________________________________ _______________________________
(Signature of Owner) (Signature of Owner - if more than one registered owner listed)

___________________________________ _______________________________
Signing Capacity Signing Capacity

__________________________________________________________________
Print Name: Print Name:

STEP 3: NOTARIZATION

A COMMISSIONER AND/OR NOTARY PUBLIC IN AND FOR THE PROVINCE/STATE OF ___________________ COUNTRY OF ___________________

On this ______________________ day of _______________________, 20_____, before me personally appeared_____________________________, and ___________________________and_________________________________________________, to me known and known to me to be the individual(s) described in and who executed the foregoing instrument, and being by me duly sworn, did depose and say that the statements therein contained are true.

____________________________________________
NOTARY PUBLIC or COMMISSIONER (Affix Notarial Seal)

My commission expires  _______________________

Enclose all certificates in the envelope provided and send with completed form to Computershare, or for any questions contact Computershare.

By Mail:	PO Box 7024 31 Adelaide Street East Toronto, ON M5C 2T7 Attn: Corporate Actions	By Registered Mail, Hand or Courier	100 University Avenue 9th Floor Toronto, ON M5J 2Y1 Attn: Corporate Actions	North America Toll Free – Outside North America – Email: corporateactions@computershare.com	1-800-564-6253 1-514-982-7555 *Between the hours of 8:30 a.m. - 8:00 p.m. E.S.T

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